UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2020

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 27, 2020 in accordance to Information on Section 3, Chapter III, Title II of the Regulations

2.
English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 10, 2020 in accordance to Section 75 of Executive Order 1023/2013

3.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 17, 2020	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact